UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F ☐

December 27, 2023

Pursuant to the provisions of Article 30 of the Securities Market Law, Sole Ordered Text approved by Supreme Decree No. 020-2023-EF, and the Regulation of Relevant and Reserved Information, approved by Resolution SMV No. 005-2014-SM/01 (the “Regulation”), we hereby communicate, as a Relevant Information Communication, that the Board of Directors of AENZA S. A.A. (the “Company”), held today, unanimously agreed the following:

1.	To propose to the Company’s General Shareholders’ Meeting the execution of the following non-monetary contributions (the “Non-monetary Contributions”):

a)	A non-monetary contribution in favor of Unna Infraestructura S.A.C. consisting of shares owned by the Company representing the capital of: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopista S.A., Carretera Andina del Sur S.A.C., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C. and Agenera S.A.C.

b)	A non-monetary contribution in favor of Inversiones Ingeniería y Construcción S.A.C. consisting of shares owned by the Company representing the capital of: Cumbra Perú S.A. and Cumbra Ingeniería S.A.

c)	A non-monetary contribution in favor of UNNA S.A. consisting of the shares owned by the Company representing the capital of Unna Infraestructura S.A.C. and Unna Energía S.A.

2.	To propose to the General Shareholders’ Meeting of the Company to approve the delegation of powers to the Board of Directors to determine and establish the book valuation of the shares to be subject to the Non-monetary Contributions, to determine all other conditions and terms for the realization of the Non-monetary Contributions, to take all steps and perform all other acts that may be necessary and to execute all public and private documents required to implement, formalize and complete such contributions, as well as to delegate to management all the aforementioned powers, without requiring any additional resolution of the General Shareholders’ Meeting or the Board of Directors, as applicable.

3.	To convene the General Shareholders’ Meeting of the Company, on first call, for February 7, 2024, on second call, on February 12, 2024, and on third call, on February 15, 2024, all to be held at 9:30 am, via the “Microsoft Teams” platform, to address the following agenda:

a)	Non-monetary Contributions in favor of three of the Company’s subsidiaries.

b)	Delegation of powers to the Board of Directors to determine the conditions and terms and to carry out all acts required for the implementation, execution, and formalization of the Non-monetary Contributions.

c)	Delegation of powers and granting of powers of attorney to formalize agreements.

In accordance with the provisions of Article 130 of the General Corporations Law, from the date of publication of the notice, all documents and motions related to the purpose of the General Shareholders’ Meeting to be convened will be available to the shareholders on the Stock Market Portal of the SMV (www.smv.gob.pe) and at www.aenza.com.pe, as well as at the Company’s offices during office hours, and shareholders may request the information and clarifications they deem necessary on such matters through the Company’s Investor Relations Office (e-mail relacion.inversionistas@aenza.com.pe).

4.	To create a forum so that, prior to the date of the first call, the questions formulated by the shareholders may be answered for the benefit of all in a teleconference in which the shareholders who consider it appropriate may participate, after which the consolidated questions and answers would be communicated as Relevant Information Communication. The date and time of such teleconference, as well as the rules for shareholder participation, would also be disclosed as a Relevant Information Communication.

5.	To specify that, in accordance with the current Corporate Policy, the companies derived from the Corporate Reorganization Plan will be organized as “sociedades anónimas cerradas” without a Board of Directors, and, as with the Company’s other subsidiaries, they will be governed by the policies and authority limits approved by Aenza S.A.A.’s Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	December 27, 2023

AENZA S.A.A. GENERAL SHAREHOLDERS’ MEETING

First Call – February 7, 2023

Second Call – February 12, 2023

Third Call – February 15, 2023

Motion N° 1

Non-monetary contributions in favor of three subsidiaries of the company

Whereas:

That, for the correct allocation of the risks intrinsic to the Company’s business lines, it was convenient to transfer to a specific legal vehicle the infrastructure and energy businesses and, on the other hand, to another specific vehicle the engineering and construction businesses, by means of non-monetary contributions in favor of three subsidiary companies of the Company.

That, the non-monetary contributions would consist of: (i) with respect to the first beneficiary company (Unna Infraestructura S.A.C.), of shares issued by the infrastructure companies owned by the Company, (ii) with respect to the second recipient company (Inversiones Ingeniería y Construcción S.A.C.), of shares issued by the companies that develop the engineering and construction business, also owned by the Company and (iii) with respect to the third recipient company (UNNA S.A.), of shares issued by Unna Infraestructura S.A.C. and Unna Energía S.A. (together the contributions mentioned in (i), (ii) and (iii), the “Non-monetary Contributions”).

That, by means of the meeting held on December 27, 2023, the Board of Directors agreed to request the General Shareholders’ Meeting to approve:

a)	The non-monetary contribution in favor of Unna Infraestructura S.A.C. consisting of the shares owned by the Company representing the equity of: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopista S.A., Carretera Andina del Sur S.A.C., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C. and Agenera S.A.C.

b)	The non-monetary contribution in favor of Inversiones Ingeniería y Construcción S.A.C. consisting of the shares owned by the Company representing the capital of: Cumbra Perú S.A. and Cumbra Ingeniería S.A.

c)	The execution of a non-cash contribution in favor of UNNA S.A. consisting of the shares owned by the Company representing the capital of: Unna Infraestructura S.A.C. and Unna Energía S.A.

Motion:

To agree on the following in relation to the Non-cash Contributions:

i.	Realization of non-cash contribution in favor of Unna Infraestructura S.A.C. consisting of the shares owned by the Company representing the capital of: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopista S.A., Carretera Andina del Sur S.A.C., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C., and Agenera S.A.C.

ii.	Non-cash contribution in favor of Inversiones Ingeniería y Construcción S.A.C. consisting of shares owned by the Company representing the capital of: Cumbra Perú S.A. and Cumbra Ingeniería S.A.

iii.	Non-cash contribution in favor of UNNA S.A. consisting of the shares owned by the Company representing the capital of: Unna Infraestructura S.A.C. and Unna Energía S.A.

Motion N° 2

Delegation of powers to the Board of Directors to determine the conditions and terms and to perform all acts required for the implementation, execution and formalization of the Non-monetary Contributions

Whereas:

That, in order to ensure the correct execution of the resolutions to be submitted to the Shareholders’ Meeting and which are mentioned in Motion No. 1 above, by means of the meeting held on December 27, 2023, the Board of Directors agreed to request the Shareholders’ Meeting to approve:

a)	The delegation of powers to the Board of Directors to determine and establish the book value of the shares that will be the subject of the Non-Monetary Contributions based on a valuation report made by an independent third party, to determine all other conditions and terms required for the execution of the Non-Monetary Contributions, to take all steps and perform all other acts necessary and to sign all public or private documents required to implement, formalize, and complete such contributions, as well as to delegate to management all the aforementioned powers without requiring any additional resolution of the General Shareholders’ Meeting or the Board of Directors, as applicable.

Motion:

Agree to the following in connection with the delegation of powers:

i.	To delegate to the Board of Directors powers to determine and establish the book value of the shares to be the subject of the Non-Monetary Contributions, to determine all other conditions and terms required for the completion of the Non-Monetary Contributions, to take all steps and perform all other acts necessary and execute all public or private documents required in order to implement, formalize and complete such contributions, as well as to delegate to management all the aforementioned powers without requiring any additional resolution of the General Shareholders’ Meeting or the Board of Directors, as applicable.

Motion N° 3

Delegation and granting of powers to formalize agreements

Motion:

To grant powers of attorney to certain officers, so that they may sign, on behalf of the Company, all public and private documents required for the formalization and registration of the resolutions adopted at the Meeting.

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